UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Ecoark Holdings, Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
27888N109
(CUSIP Number)
Mark Breneman
Corporate Counsel
Nepsis Capital Management, Inc.
8692 Eagle Creek Circle
Minneapolis, MN 55378
507-624-0180
(Name, Address and Telephone Number of Person Authorized to Receieve Notices and Communications)
April 19, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 27888N109

1	NAME OF REPORTING PERSON: Nepsis Capital Management, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 41-1887702
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,383,325
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,383,325
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,383,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.96%
14	TYPE OF REPORTING PERSON IA

CUSIP No.: 27888N109
ITEM 1.	SECURITY AND ISSUER:
Ecoark Holdings, Inc. Common 3333 S. Pinnacle Hills Pkwy Suite 220 Rogers, AR 72758 USA
ITEM 2.	IDENTITY AND BACKGROUND:
a. Nepsis Capital Management Inc. b. 8692 Eagle Creek Circle Minneapolis, MN 55378 c. Registered Investment Advisor d. N/A e. N/A f. USA
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Over the period of the last 60 days, Nepsis Capital Management, Inc., in its capacity as a RIA, used an aggregate of $14,266,954.59 of funds provided through the accounts of certain of its investment advisory clients to purchase the Securities reported as beneficially owned.

ITEM 4.	PURPOSE OF TRANSACTION:
The Securities reported as beneficially owned in Item 5 were purchased by Nepsis Capital Management, Inc. in its capacity as a RIA on behalf of its investment advisory clients for investment purposes in the ordinary course of business.
a. Nepsis Capital Management, Inc. intends to make additional purchases in limited amounts as deemed appropriate by market conditions.
b. None
c. None
d. None
e. None
f. None
g. Nepsis Capital Management, Inc. has no interest in obtaining control of Ecoark Holdings, Inc.
h. Nepsis Capital Management, Inc. would likely reduce its position in Ecoark Holdings, Inc.
i. See (h.)
j. See (h.)

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
a. The aggregate number of Securities to which this Schedule 13D relates is 8,383,325 shares, representing 19.96% of the 42,010,000 shares outstanding.
b. 8,383,325 shares
c.
Date Advisor Account Account Description Description
Date Symbol Type Price Total Shares
2/21/2017 EARK BUY 4.16 3797
2/22/2017 EARK BUY 4.16 17887
2/22/2017 EARK SELL $4.05 5,000
2/22/2017 EARK SELL $4.20 10,000
2/23/2017 EARK BUY 4.03 4290
2/24/2017 EARK BUY 4 997
2/24/2017 EARK BUY 3.85 6923
2/27/2017 EARK BUY 4.02 19950
2/27/2017 EARK BUY 4 3200
2/28/2017 EARK BUY 4.09 18469
2/28/2017 EARK SELL $4.10 100
3/1/2017 EARK BUY 4.2 2100
3/1/2017 EARK BUY 4.25 100
3/1/2017 EARK BUY 4.3 8675
3/1/2017 EARK BUY 4.44 19253
3/1/2017 EARK BUY 4.48 11000
3/1/2017 EARK BUY 4.57 100
3/1/2017 EARK BUY 4.5 9800
3/1/2017 EARK SELL $4.48 10,000
3/2/2017 EARK BUY 4.74 2498
3/2/2017 EARK BUY 4.63 4100
3/2/2017 EARK BUY 4.57 1900
3/2/2017 EARK BUY 4.65 500
3/3/2017 EARK BUY 4.67 8744
3/3/2017 EARK BUY 4.65 2215
3/6/2017 EARK BUY 4.56 4642
3/6/2017 EARK BUY 4.74 3422
3/6/2017 EARK BUY 4.53 600
3/6/2017 EARK BUY 4.55 1318
3/6/2017 EARK BUY 4.5 1000
3/6/2017 EARK BUY 4.2 500
3/6/2017 EARK BUY 4.15 500
3/6/2017 EARK BUY 4.1 600
3/6/2017 EARK BUY 4.25 782
3/6/2017 EARK BUY 4.54 500
3/6/2017 EARK BUY 4.59 500
3/6/2017 EARK BUY 4.6 400
3/6/2017 EARK BUY 4.7 500
3/6/2017 EARK BUY 4.72 2000
3/7/2017 EARK BUY 5.04 72319
3/7/2017 EARK BUY 5.1 9175
3/7/2017 EARK BUY 5.23 3872
3/7/2017 EARK BUY 5.09 800
3/7/2017 EARK BUY 4.67 8
3/7/2017 EARK BUY 5.22 1000
3/7/2017 EARK BUY 5.2 800
3/7/2017 EARK SELL $5.05 100
3/7/2017 EARK SELL $5.00 4,900
3/7/2017 EARK SELL $5.04 1,438
3/7/2017 EARK SELL $5.04 1,135
3/7/2017 EARK SELL $5.00 300
3/8/2017 EARK BUY 5.89 192293
3/8/2017 EARK BUY 5.8 38618
3/9/2017 EARK BUY 6.28 12049
3/9/2017 EARK BUY 6.39 121735
3/9/2017 EARK BUY 6.5 900
3/9/2017 EARK BUY 5.04 4670
3/9/2017 EARK SELL $6.30 11
3/10/2017 EARK BUY 7.37 111795
3/10/2017 EARK BUY 7.43 13148
3/13/2017 EARK BUY 7.65 73973
3/13/2017 EARK BUY 7.52 1000
3/14/2017 EARK BUY 5.9 153597
3/15/2017 EARK BUY 5.56 180919
3/15/2017 EARK BUY 4.91 93550
3/15/2017 EARK SELL $5.90 876
3/16/2017 EARK BUY 4.99 55881
3/16/2017 EARK BUY 5 68355
3/16/2017 EARK SELL $4.95 762
3/17/2017 EARK BUY 5.01 57878
3/17/2017 EARK BUY 5 5000
3/17/2017 EARK SELL $4.95 900
3/20/2017 EARK BUY 4.99 102206
3/20/2017 EARK SELL $5.00 200
3/21/2017 EARK BUY 5 49883
3/22/2017 EARK BUY 4.94 140583
3/22/2017 EARK BUY 4.88 68
3/22/2017 EARK BUY 5.04 1
3/22/2017 EARK SELL $4.81 1,950
3/22/2017 EARK SELL $5.00 2,050
3/22/2017 EARK SELL $4.85 23
3/23/2017 EARK BUY 4.81 9118
3/23/2017 EARK SELL $4.56 566
3/23/2017 EARK SELL $4.82 230
3/23/2017 EARK SELL $4.56 1,351
3/23/2017 EARK SELL $4.56 1,837
3/23/2017 EARK SELL $4.56 1,587
3/24/2017 EARK BUY 4.83 34833
3/24/2017 EARK SELL $4.65 2
3/27/2017 EARK BUY 4.48 18448
3/28/2017 EARK BUY 4.41 84960
3/28/2017 EARK BUY 4.4 4
3/28/2017 EARK SELL $4.45 44
3/28/2017 EARK SELL $4.41 2,620
3/28/2017 EARK SELL $4.41 446
3/29/2017 EARK BUY 4.59 121196
3/29/2017 EARK BUY 4.57 20455
3/29/2017 EARK BUY 4.5 10
3/29/2017 EARK SELL $4.59 2,650
3/30/2017 EARK BUY 4.5 20000
3/30/2017 EARK BUY 4.41 19620
3/30/2017 EARK BUY 4.59 3294
3/30/2017 EARK BUY 4.57 3843
3/30/2017 EARK SELL $4.40 10,000
3/31/2017 EARK BUY 4.73 125636
3/31/2017 EARK BUY 4.65 12908
3/31/2017 EARK BUY 7.37 12210
4/3/2017 EARK BUY 4.45 1000
4/3/2017 EARK BUY 4.5 465
4/3/2017 EARK BUY 4.3 8
4/3/2017 EARK SELL $4.27 271
4/3/2017 EARK SELL $4.40 5,000
4/3/2017 EARK SELL $4.25 2,970
4/3/2017 EARK SELL $4.30 3,000
4/4/2017 EARK BUY 4.54 103058
4/4/2017 EARK BUY 4.46 18817
4/4/2017 EARK SELL $4.43 200
4/5/2017 EARK BUY 4.45 2294
4/5/2017 EARK BUY 4.59 74
4/5/2017 EARK BUY 4.49 4670
4/5/2017 EARK BUY 4.54 149
4/5/2017 EARK SELL $4.45 805
4/6/2017 EARK BUY 4.63 2900
4/6/2017 EARK BUY 4.69 55450
4/6/2017 EARK BUY 4.7 12100
4/6/2017 EARK BUY 4.6 873
4/6/2017 EARK SELL $4.65 587
4/6/2017 EARK SELL $4.67 431
4/7/2017 EARK BUY 4.72 75127
4/10/2017 EARK BUY 4.92 96250
4/10/2017 EARK BUY 5 400
4/11/2017 EARK BUY 5.06 50300
4/11/2017 EARK BUY 5.1 81
4/11/2017 EARK BUY 5.15 836
4/11/2017 EARK SELL $5.00 52
4/12/2017 EARK BUY 4.99 2000
4/12/2017 EARK BUY 4.98 16600
4/12/2017 EARK BUY 4.92 395
4/12/2017 EARK BUY 5 2170
4/12/2017 EARK SELL $4.80 1,296
4/13/2017 EARK BUY 5.07 7900
4/13/2017 EARK BUY 4.99 301
4/13/2017 EARK SELL $4.85 89
4/13/2017 EARK SELL $4.70 1
4/13/2017 EARK SELL $4.85 546
4/17/2017 EARK BUY 4.59 6200
4/17/2017 EARK BUY 4.57 7100
4/17/2017 EARK SELL $4.50 2,245
4/18/2017 EARK BUY 4.43 15100
4/18/2017 EARK BUY 4.59 2390
4/18/2017 EARK BUY 4.58 1122
4/18/2017 EARK BUY 4.5 10000
d.N/A
e.N/A

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
None
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
None

CUSIP No.: 27888N109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 19 2017	Nepsis Capital Management, Inc. By: /s/ Mark W. Pearson Name: Mark W. Pearson Title: CIO & President
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).